The following investment policy changes for the Fidelity Freedom K Funds were effective on or about August 1, 2014:

Notwithstanding any information in the prospectus to the contrary, effective on or about August 1, 2014 Strategic Advisers, Inc. may vary asset allocations within the asset classes identified in the prospectus (domestic equity funds, international equity funds, bond funds and short-term funds) from the target asset allocations in each fund's fund summary. Strategic Advisers may utilize this strategy to allow portfolio managers to express their cyclical asset class views within predefined risk parameters. In implementing this strategy, Strategic Advisers, Inc. may vary exposure to asset classes as follows:

Asset Class

Range

Equity Funds (domestic and international)	+/- 10% (aggregate limit)
Bond Funds	+/- 10%
Short Term Debt Funds	+/- 10%

As a result of this strategy, the asset allocations shown in the prospectus glide path in the "Investment Details" section of the prospectus are referred to as "neutral" allocations because they do not reflect any decisions made by Strategic Advisers to overweight or underweight a particular asset class.